United States securities and exchange commission logo





                              February 1, 2023

       Beth E. Berg
       Partner
       Sidley Austin LLP
       One South Dearborn
       Chicago, Illinois 60603

                                                        Re: Avantax, Inc.
                                                            Schedule TO-I
                                                            Filed January 27,
2023
                                                            File No. 005-55807

       Dear Beth E. Berg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the tender offer materials.

       Schedule TO-I filed January 27, 2023

       Cautionary Note Regarding Forward-Looking Statements, page 10

   1. We note the first sentence in this section stating that the offering documents "contain certain
'forward-looking statements' as defined in Section 27A of the Securities Act of
                                                        10333...and Section 21E
of the Exchange Act, which are subject to the 'safe harbor'
                                                        created by those
sections." The safe harbor provisions of the Private Securities Litigation
                                                        Reform Act do not apply
to statements made in connection with a tender offer. See
                                                        Section 27A(b)(2)(c) of
the Exchange Act and Section 21E(b)(2)(c) of the Securities and
                                                        Exchange Act. Please
delete references to the Reform Act or clarify that the the
                                                        statements made in the
offer materials are not subject to its safe harbor for forward-
                                                        looking statements.
 Beth E. Berg
Sidley Austin LLP
February 1, 2023
Page 2
Conditions of the Tender Offer, page 28

2.       Refer to the following statement in the first paragraph on page 28:
"Our failure at any time
         to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted ay any time prior to the
         Expiration Time." When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition or proceed with the offer, or assert the condition and terminate. This statement implies that
         Avantax is not under an obligation to advise security holders what it will do when such event occurs. Please revise.
Source and Amount of Funds, page 28

3.       Revise to provide the disclosure required by Item 7 of Schedule TO and
Item 1007(d)(2)
         of Regulation M-A as to to the funds being used to purchase tendered shares.
Certain Information Concerning Us, page 29

4.       We note your disclosure that    any information that we file later
with the SEC
         will automatically update and, in some cases, supersede the
information herein.    Schedule
         TO does not expressly authorize such apparent    forward incorporation
by reference.
         Rather, General Instruction F specifies how you may incorporate by reference in a
         Schedule TO. Please revise.
Fees and Expenses, page 43

5. Please provide a reasonably-detailed list of expenses incurred or expected to be incurred in connection with the tender offer. See Item 7 of Schedule TO and
Item 1007(c) of
         Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at
(202) 551-3440.



FirstName LastNameBeth E. Berg                                 Sincerely,
Comapany NameSidley Austin LLP
                                                               Division of
Corporation Finance
February 1, 2023 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName